Northern Oil and Gas, Inc.
315 Manitoba - Suite 200
Wayzata, Minnesota 55391
January 19, 2010

BY EDGAR AND FACSIMILE
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549
Attention:	H. Roger Schwall
Assistant Director

Re:	Northern Oil and Gas, Inc.
Registration Statement on Form S-3 (the “Registration Statement”)
Filed December 16, 2009
File No. 333-163779

Ladies and Gentlemen:

On behalf of Northern Oil and Gas, Inc. (the “Company”), I am pleased to submit this response to the comments of the Staff on the above-referenced filing, as set forth in Mr. Schwall’s letter dated January 8, 2010.  This letter should be read in conjunction with Amendment No. 1 to the Registration Statement (“Amendment No. 1”) which was filed by the Company on the date hereof with the Commission.

The supplemental information set forth herein has been supplied by the Company for use in connection with the Staff’s review of the responses described below, and all such responses have been reviewed and approved by the Company.  For convenience, each of the Staff’s consecutively numbered comments is set forth herein, followed by the Company’s response in bold.

Selling Stockholders, page 5.

1.
Comment: We note your disclosure that “None of the selling stockholders is a broker-dealer or affiliated with any broker-dealer, except that CIT Group / Equity Investments, Inc. is affiliated with a broker-dealer.”  You also state that “Any of the selling stockholders may be deemed to be ‘underwriters’ as defined in the Securities Act [emphasis added].”  Please revise your disclosure to indicate that CIT Group / Equity Investments, Inc. is an underwriter, unless you can state that it purchased the securities in the ordinary course of business and at the time of purchase had no agreements or understandings, directly or indirectly, with any party to distribute the securities.

Response:  Amendment No. 1 revises the “Selling Stockholders” section of the Registration Statement to disclose that each of the selling stockholders, including CIT Group / Equity Investments, Inc., purchased the securities that are the subject of the registration statement in the ordinary course of business and at the time of such purchase had no agreements or understandings, directly or indirectly, with any party to distribute such securities.

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U.S. Securities and Exchange Commission
January 19, 2010

If we can facilitate the Staff’s review of this letter, or if the Staff has any questions on any of the information set forth herein, please telephone me at 952-476-9800.  My fax number is 952-476-9801.

Sincerely,
/s/ James R. Sankovitz
James R. Sankovitz